Correspondence

SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

May 1, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  Sport Stix Inc.
Amendment No 1 to Registration Statement on Form S-1
Filed March 29, 2013
File No. 333-186355

Dear Mr. Jeffrey P. Riedler:

Thank you for your letter of April 12, 2013.  We are filing an amended Form S-1/A and my additional responses are as follows:

General

1.
We note that your response to our prior comment 2. For the sake of clarity, please further revise your filing to consistently refer to the company as “Sport Stix Inc.” and your product as “Sports Stix.”  We note for example, that you refer to the company as both “Sport Stix Inc.” and “Sports Stix” in the first paragraph on the cover page of your prospectus and on page 11 in the second paragraph under description of business.

RESPONSE:  We have revised our filing to comply with your comment.

Risk Factors Page 4.

“We will require additional capital in order to achieve commercial success. . . . Page 4

2.
We note your revised disclosure in response to our prior comment 8; however, you have not included an estimate of how long you believe it will take for you to achieve break even cash flow and profitable operations or obtain a substantial market share in southern California.  Please further revise your disclosures.

RESPONSE: We have revised our filing to comply with your comment.

Our securities are not traded on any market or securities exchange. . . . Page 6

3.
We note your response to our prior comment 13.  Please further revise your disclosure to describe substantive criteria that must be satisfied in order for FINRA to approve an application for quotation and the Depository Trust Company to permit your stock to be entered into the trading systems of broker-dealers.

RESPONSE: We have revised our filing to comply with your comment.

Dilution Page 8

4.
Please refer to prior comment 16.  Please provide this disclosure as of January 31, 2013.  Also, confirm the amount of assumed offering expenses, which appear to be $40,000 as indicated on the first prospectus page.

RESPONSE: We have revised our filing to comply with your comment.

Description of Securities, Page 10

5.
We note your response to our prior comment 18.  Your disclosure on Page 10 only describes the voting threshold for election of the Board of Directors.  Please expand your disclosure to include the statement included in your response which indicates a vote of the majority of the outstanding shares is required to pass all other actions voted upon by shareholders.

RESPONSE: We have revised our filing to comply with your comment.

Description of Business, Page 10

6.	Please expand your disclosure to provide a concise and consolidated discussion of your proposed development timeline including:

•	Your current manufacturing capabilities and any plans to improve or increase manufacturing capabilities.
•	Your current supply arrangements and sources and your plans to identify and contact with suppliers and
•	Your proposed estimate of how long you believe it will take for you to achieve break-even cash flow and profitable operations and obtain a substantial market share in southern California.

Your discussion should include sufficient narrative disclosure such that an investor can understand your current capacity and operations as well as your planned capacity and operations and how you will position yourself to achieve such plans.  Where you do not have established plans or agreements please so state.

RESPONSE: We have revised our filing to comply with your comment.

7.	Please describe the main components of your Sport Stix concentrated powder, the source and quantity of the electrolytes in your power, and the manufacturing process for Sport Stix.

RESPONSE: We have revised our filing to comply with your comment.

Distribution, Page 12

8.	Please expand your disclosure to include a statement that you have had no sales of your product to date.

RESPONSE: We have revised our filing to comply with your comment.

Government Regulation, Page 12

9.
Your disclosure simply lists the governing bodies that regulate food, beverage and drug items at the state and federal level but still fails to discuss the nature and application of the state and federal regulations and how they may affect your business.  Please expand your disclosure to discuss with greater specificity the regulations to which the company is subject and how such regulations will affect Sport Stix, Inc. and the development of your business.

RESPONSE: We have revised our filing to comply with your comment.

Management Discussion and Analysis of Financial Condition and Results of Operations, Page 13

Capital Resources and Financial Condition, Page 13

10.
You did not provide a response to our prior comment 32.  Please expand your disclosure to clarify whether you have a written lending agreement with Hallmark Venture Group, Inc. and identify Hallmark Venture Group as an affiliate.

RESPONSE: We have revised our filing to comply with your comment.

Security Ownership of Certain Beneficial Owners and Management, Page 16

11.
Your response indicates that you have revised the beneficial ownership chart in response to our prior comment 34.  However, the disclosure does not appear to have been revised.  Please indicate whether a percent of total outstanding after offering is based upon the assumed sale of 100% of 50% of the shares to be offered.

RESPONSE: We have revised our filing to comply with your comment.

Financial Statements
Note 2 – Summary of Significant Accounting Policies, Page F-7

12.	Please provide the disclosure required by Instruction 2 of Rule 8-03 of Regulation S-X.

RESPONSE:  We have added the following to Note 2:  The interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation.

Note 4 – Related Party Transactions, Page F-11

13.
Please explain to us your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013, associated with the one million shares issued on January 29, 2013, to U. S. Affiliated for services it will perform over the next 12 months.

RESPONSE: See below, include in Note 4:

On January 29, 2013, the Company issued 1,000,000 shares of common stock in the company to U.S. Affiliated Inc for $3,000 cash and services to be performed over the next 12 months.  As a result of the $0.247 of additional value, when compared to $0.25 of other third party sales to investors, $247,000 of additional stock based compensation expense was recognized to this third party investor.

14.
Please refer to our prior comment 35.  On Page F-9 you refer to a “previously disclosed methodology” for determining stock compensation expense.  Please disclose this methodology and the related assumptions particularly those factors considered in determining your current estimated IPO price of $0.50 per share, such as the projections developed by Charles Todd and the risks warranting the 90% reduction of projection profits.  If you are unable to progressively bridge from your initial fair market value of $0.25 per share to your estimated IPO price, revise your disclosure to explain the circumstances prohibiting you for providing this information.

RESPONSE:

We interpret Financial Accounting Standard Board Topic (rule) 718 to require Employee Based Share Payments to be recorded as an expense based on the last sale of shares for cash. Prior sales for cash were for $0.25. This was applied in Comment 13.

Our initial private placement sales were for $0.25 per share. We determined this price arbitrarily.  These shares cannot currently be publicly resold, and the company at the time of sale only had a business plan. We are publicly offering our shares at $0.50 per share because once the greater funding is available, the Company will begin to execute its manufacturing and distribution plans, thus increasing value.  Additionally the higher offering price is justified as these shares will have been registered and able to be quoted and sold on the OTC Bulletin Board.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd,
Charles Todd
President, Chief Executive Officer
Sport Stix Inc.